8 King Street East, Suite 1201 Toronto, Ont, M5C 1B5 Canada Tel: 416 203 2448 Fax: 416 203 0099 Website : www.crystallex.com

March 31, 2009

VIA: EDGAR

U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Attention:	Mr. Chris White – Branch Chief

Re:	SEC File No. 1-14620
Form 40-F for the Fiscal Year Ended December 31, 2007

In response to the Staff’s comment letter to Crystallex International Corporation (the “Company”), dated March 12, 2009 (the “Comment Letter”), we are providing the information set out below. Please note that our responses are sequenced in the same order and with the same comment number as is contained in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold and italics type preceding the Company’s responses.

In connection with this response letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Annual Report on Form 40-F for the fiscal year ended December 31, 2007

Note 2. Significant Accounting Policies:

Revenue recognition, page:
1.
We note your response to prior comment 5 in our letter dated December 30, 2008, and we have additional comments. Please respond to each of the following subparts to clarify your accounting policies for us. We note that following your response, we may have additional comments regarding your accounting and/or your disclosures. In all instances, please respond with regards to your accounting policies and treatment under U.S. GAAP only (SFAS 52 and related U.S. GAAP literature).

a)	Clarify for us the functional currency of your Venezuelan operations, as that term is defined in SFAS 52.

The functional currency, as that term is defined in SFAS 52 and Appendix A thereto, of the Company’s Venezuelan operations is the U.S. dollar.

b)
 Tell us whether remeasurement into your functional currency is required in accordance with paragraph 10 of SFAS 52 for your Venezuelan operations and, if so, whether you are currently using the parallel of the official rate for this purpose.

Transactions and balances of the Company’s Venezuelan operations that are in Bolivares Fuertes “BsF” are remeasured into the U.S. dollar functional currency of these Venezuelan operations using the parallel rate.

Consistent with the decision by the International Practices Task Force (IPTF), remeasurement of BsF denominated transactions and balances are to be performed at the parallel rate. The ensuing discussion provides insight to the Staff on the Company’s position on using the parallel rate for remeasurement of BsF based transactions and balances within its Venezuelan operations..

•
The Company believes that the U.S. dollar is the currency of the primary economic environment in which the Venezuelan operations operates.  This is the primary currency in which the Venezuelan operations expends and generates cash. The Company views these operations as a direct and integral component or “extension” of the parent company’s operations (i.e. they are integrated foreign operations as that term is used under Canadian GAAP) with the U.S. dollar as their functional currency. Management has reviewed the indicators in Appendix A of SFAS 52 in reaching this accounting conclusion.

•
The Company believes that the use of the parallel rate, instead of the official rate, results in a faithful representation of what the assets/liabilities can be settled for. The use of the official rate would increase assets (and create gains) which would be misleading as the carrying amounts would not be fully recoverable at their reported U.S. dollar amounts.

•
The Company is not registered with the CADIVI and accordingly cannot repatriate dividends at the official rate. At the moment, companies that are registered with CADIVI are experiencing severe delays (in some cases of close to a year) to obtain foreign exchange. The Company, therefore, believes that the official rate does not constitute a true spot rate.

•
Analysts forecast that the 2.15BsF/U.S. is not sustainable especially with the pressure of significantly reduced oil prices, and therefore a devaluation of the BsF is expected to occur some time in 2009 or lead to even more severe limits on the quantity and availability of U.S. dollars.

We understand that the issue over the use of the parallel rate versus the official rate is still unsettled. We encourage the Staff to refer this matter again to the IPTF for discussion in their future meeting.

c)	Clarify whether you translate, as that term is defined in SFAS 52, the financial statements of your Venezuelan operations into U.S. dollars using the parallel or official rate.

The Company does not translate, as that term is defined in SFAS 52, the financial statements of its Venezuelan operations into U.S. dollars. The functional currency of both the parent and its Venezuelan operations is the U.S. dollar, therefore any transactions and account balances in a currency other than the U.S. dollar functional currency of the Venezuelan operations are remeasured (not translated) into the functional currency.

d)
Both for remeasurement and translation purposes, and differentiating between the two if necessary, where you are now using the parallel rate, clarify precisely when in 2007 you began using the parallel rate.

The Company started using the parallel rate for remeasurement purposes effective January 1, 2007.  Given that the functional currency of the Venezuelan operations is the U.S. dollar, which is the same as the Company’s U.S. dollar reporting currency, translation of these operations is not required.

e)
Tell us whether your decision to remeasure and/or translate using the parallel rate corresponded precisely to when you began selling gold in October 2007 to businesses other than the Central Bank of Venezuela.

The Company’s decision to remeasure using the parallel rate occurred in October 2007 as a result of preparing the financial statements for the third quarter ended September 30, 2007. This decision was taken as the use of the official rate instead of the parallel rate was producing material foreign exchange gains which did not accurately portray the consolidated results of operations of the Company. The Company believed that the use of the parallel rate, instead of the official rate, resulted in a faithful representation of what the assets/liabilities could be settled for and the value of transactions in U.S. dollars.

f)
If you are translating using the parallel rate, tell us how you considered the decision by the International Practices Task Force (IPTF) in June 2, 2008, which states at View A of Issue 2, “The existence of the parallel marked does not constitute unusual circumstances potentially justifying the use of an exchange rate other than the Official Rate for the purposes of foreign translation.”

The Company is not translating using the parallel rate, it is instead remeasuring using the parallel rate. Please refer to the response to question (c).

If you have any questions regarding this response letter, please contact us.

Yours truly,
CRYSTALLEX INTERNATIONAL CORPORATION

/s/ Hemdat Sawh

Hemdat Sawh
Chief Financial Officer

cc:	Bob Carroll (Securities and Exchange Commission)
Sandy Eisen (Securities and Exchange Commission)
Ken Schuler (Securities and Exchange Commission)
Riccardo Leofanti (Skadden, Arps, Slate, Meagher & Flom LLP)
PricewaterhouseCoopers LLP

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